For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE announces agreement to acquire Manitoba Telecom Services (MTS)

Transaction enterprise value of approximately $3.9 billion: BCE to acquire all issued and outstanding common shares of MTS for approximately $3.1 billion and assume outstanding net debt of approximately $0.8 billion

$40 per common share value represents a significant premium for MTS shareholders; transaction unanimously recommended by the MTS Board of Directors

Bell MTS team will serve customers across Manitoba, Winnipeg head office will become Bell’s Western Canada headquarters

$1-billion, 5-year capital investment commitment to expand broadband wireless and wireline networks in urban and rural locations throughout Manitoba

Free cash flow accretion supports Bell’s broadband leadership strategy, dividend growth objective

MONTRÉAL and WINNIPEG, May 2, 2016 – BCE Inc. (Bell) (TSX, NYSE: BCE) today announced that it will acquire all of the issued and outstanding common shares of Manitoba Telecom Services Inc. (MTS) (TSX: MBT) in a transaction valued at approximately $3.9 billion.

“Welcoming MTS to the Bell group of companies opens new opportunities for unprecedented broadband communications investment, innovation and growth for urban and rural Manitoba locations alike. Bell is excited to be part of the clear growth opportunities in Manitoba, and we plan to contribute new communications infrastructure and technologies that deliver the latest wireless, Internet, TV and media services to residents and businesses throughout the province,” said George Cope, President and CEO of BCE and Bell Canada. “Bell and MTS have a shared legacy of service and innovation that spans more than a century. We are honoured to join with the MTS team in this all-Canadian transaction to deliver the benefits of new infrastructure investment, technology development and the best of broadband communications to Manitobans.”

Bell plans to invest $1 billion in capital over 5 years after the transaction closes to expand its broadband networks and services throughout Manitoba, including:

Gigabit Fibe Internet availability, delivering Internet speeds on average up to 20 times faster than those currently offered to MTS customers, within 12 months after the transaction closes.
the rollout of Fibe TV, Bell’s innovative broadband television service.
accelerated expansion of the company’s award-winning LTE wireless network throughout the province, with average data speeds twice as fast as those now available to MTS customers.
integration of MTS’s Winnipeg data centre with Bell’s existing national network of 27 data and cloud computing centres, Canada’s largest, and the country’s most extensive broadband fibre network footprint.

“This transaction recognizes the intrinsic value of MTS and will deliver immediate and meaningful value to MTS shareholders, while offering strong benefits to MTS customers and employees, and to the province of Manitoba,” said Jay Forbes, President and CEO of MTS. “We are very proud of what the MTS team has accomplished. Now, enabled by Bell’s national scale and commitment to broadband investment, Bell MTS will be very well-positioned to accelerate service innovation, customer support and community investment to the benefit of Manitobans like never before.”

The combined company’s Manitoba operations will be known as Bell MTS in recognition of the powerful brand presence the MTS team has built across in the province. Winnipeg becomes Western Canada headquarters for Bell and, with the addition of MTS’s 2,700 employees, Bell’s Western team grows to 6,900 people.

Bell Media’s TV, radio and digital platforms will continue to offer opportunities for local artists and entertainers along with ongoing support for the Winnipeg Jets and Winnipeg Blue Bombers on the national TSN sports network and TSN Radio 1290 Winnipeg. Bell Media assets in Manitoba also include CTV Winnipeg, Virgin 103.1 and BOB FM 99.9 in the capital city and BOB FM 96.1 and The Farm 101.1 in Brandon.

Bell MTS will continue the company’s sponsorships and community investments in Manitoba, including a shared commitment to United Way and programs for students and new grads, and launch a new Bell Let’s Talk initiative supporting aboriginal communities in Manitoba, to be chaired by Clara Hughes, Bell Let’s Talk national spokesperson and legendary Canadian Olympian who was born and raised in Winnipeg.

Details of the transaction
“With its immediate free cash flow accretion and significant operational synergies and tax savings, the transaction fully supports Bell’s broadband leadership strategy and our dividend growth objective. The balanced transaction financing structure maintains our strong investment-grade balance sheet with substantial financial flexibility,” said Glen LeBlanc, Executive Vice President and Chief Financial Officer of BCE and Bell Canada. “Bell has proven experience in completing similar transactions and successfully integrating them into our national operations, as with Bell Aliant in Atlantic Canada.”

The transaction will be completed through a plan of arrangement under which BCE will acquire all of the issued and outstanding common shares of MTS for $40 per share, which will be paid with a combination of BCE shares and cash.

MTS shareholders will be able to elect to receive $40 in cash or 0.6756 of a BCE common share for each MTS common share, subject to pro-ration such that the aggregate consideration will be paid 45% in cash and 55% in BCE common shares. The share consideration is based on BCE’s 20-day volume weighted average price of $59.21.

Creating significant immediate and long-term value for MTS shareholders, the transaction values MTS at approximately 10.1 x 2016E EBITDA, based on the latest analyst consensus estimates, and 8.2x including tax savings and operational synergies. This represents a 23.2% premium to the weighted-average closing share price on the TSX for the 20-day period ending April 29, 2016. The offer price represents a 40% premium to MTS’s closing price of $28.59 on November 20, 2015, the business day prior to the announcement of the sale of its Allstream business communications division.

As part of the agreement, MTS will not declare any further dividends on its common shares after its upcoming second-quarter 2016 dividend, expected to be declared in May and paid in July. Taxable Canadian shareholders who receive BCE shares as consideration under the transaction will generally be entitled to a roll-over to defer Canadian taxation on capital gains.

BCE will fund the cash component of the transaction from available sources of liquidity and will issue approximately 28 million common shares for the equity portion of the transaction, which offers MTS shareholders access to BCE’s dividend growth potential. The BCE dividend has been increased 12 times, representing an aggregate increase of 87%, since Q4 2008 and currently delivers an attractive 4.6% yield. When the transaction is completed, MTS shareholders will own approximately 3% of pro forma BCE common equity.

The Board of Directors of MTS has approved the transaction and recommends that MTS shareholders vote in favour of it. TD Securities, Barclays and CIBC World Markets, financial advisors to the Board of Directors of MTS, provided an opinion that, as of the date of the opinion and subject to the assumptions and limitations stated therein, the consideration proposed to be received by MTS shareholders is fair from a financial point of view.

The agreement between BCE and MTS provides for a non-solicitation covenant on the part of MTS and a right in favour of BCE to match any superior proposal. If BCE does not exercise its right to match, BCE would receive a termination fee of $120 million in the event the agreement is terminated as a result of a superior proposal.

Expected to close at the end of 2016 or early 2017, the transaction will be effected through a plan of arrangement and is subject to customary closing conditions, including court, shareholder, regulatory approvals and other conditions set forth in the transaction agreement, a copy of which is available under MTS’s SEDAR profile at Sedar.com. A reverse break fee of $120 million would be payable by BCE to MTS if the transaction does not close in certain circumstances.

A proxy circular will be prepared and mailed to MTS shareholders in the coming weeks providing important information about the transaction. MTS shareholders are expected to vote on the transaction in late June.

Call with financial analysts
A conference call for financial analysts will be held Monday, May 2 at 8:30 am eastern time. To participate, please dial 416-340-2216 or toll-free 1-866-223-7781 before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053, passcode 5493892.

A live audio webcast of the conference call will be available on the BCE.ca and MTS websites. The mp3 file will be available for download later today.

Caution concerning forward-looking statements
Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (“BCE”) of all of the issued and outstanding common shares of Manitoba Telecom Services Inc. (“MTS”), the expected timing, impact and sources of funding of the proposed transaction, certain strategic, operational and financial benefits expected to result from the proposed transaction, our network deployment and capital investment plans, BCE’s dividend growth objective, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

The completion and timing of the proposed transaction are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals, including approval by the Competition Bureau, the CRTC, Innovation, Science and Economic Development Canada, as well as the TSX and NYSE. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic, operational or financial benefits expected to result from the proposed transaction will be realized.

For additional information on assumptions and risks underlying certain forward-looking statements made in this news release relating, in particular, to our network deployment and investment plans, please consult BCE’s 2015 Annual MD&A dated March 3, 2016 (included in the BCE 2015 Annual Report) and BCE’s 2016 First Quarter MD&A dated April 27, 2016, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

Notice to U.S. shareholders of MTS Inc.
The transaction contemplated by this news release involves the securities of Canadian companies and will be subject to Canadian disclosure requirements that are different from those of the United States. The BCE common shares to be issued pursuant to the plan of arrangement described herein will not be registered under the U.S. Securities Act of 1933 pursuant to an exemption from the registration requirements of such Act. Financial statements included or incorporated by reference in the Circular relating to the transaction will have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of U.S. companies.

About MTS
At MTS, we’re proud to be Manitoba’s leading information and communications technology provider. We’re dedicated to delivering a full suite of services for Manitobans – Internet, Wireless, TV, Phone Service and Security Systems plus a full suite of Information Solutions, including Unified Cloud and Managed Services. You can count on MTS to make connecting your world easy. We’re with you.

We live where we work and actively give back to organizations that strengthen our communities. Through MTS Future First, we provide sponsorships, grants and scholarships, value-in-kind support and volunteer commitment in Manitoba.

MTS Inc. is wholly owned by Manitoba Telecom Services Inc. (TSX: MBT). For more on MTS’ products and services, visit mts.ca. For investor information, visit mts.ca/aboutus.

About BCE
Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Canada
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE
(514) 870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”